Exhibit 99.1

Alpha Tau Medical Announces Second Quarter 2022 Financial Results and Provides Corporate Update

-Received FDA Conditional Investigational Device Exemption (IDE), whose conditions have since been satisfied, to initiate a pivotal trial of Alpha DaRT™ in recurrent cutaneous squamous cell carcinoma. The Company expects to treat its first patient in this study later in 2022-

-Treated first patient in a feasibility study evaluating the Alpha DaRT as a neoadjuvant therapy in patients with prostate cancer-

JERUSALEM, August 25, 2022 - Alpha Tau Medical Ltd. (Nasdaq: DRTS and DRTSW), ("Alpha Tau" or the “Company”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, reported second quarter 2022 financial results and provided a corporate update.

"We have made significant progress by gaining conditional FDA approval, whose conditions have since been satisfied, for our pivotal trial IDE in SCC as well as treating our first patient in a prostate cancer feasibility trial. We’ve seen overwhelming interest from leading clinical sites across the U.S. in participating in our upcoming pivotal trial in SCC, and look forward to initiating that trial shortly. While making clinical progress, we are thoughtfully expanding our pipeline from superficial cancers that only require a temporary Alpha DaRT implant, to more invasive internal tumors like liver and prostate, and then finally to ones such as pancreatic cancer and GBM with the greatest unmet need. We’ve made great strides in GBM in large animal studies, on the back of receipt of Breakthrough Device Designation for recurrent GBM from the FDA," said Alpha Tau CEO Uzi Sofer. "In tandem, we have been preparing for global commercialization efforts by expanding our manufacturing capabilities alongside our expanded radioactive licenses in Israel and in the U.S., as well as educating the medical community on our technology via hands-on experience in our trials."

Recent Corporate Highlights:

•	Approval by the U.S. Food and Drug Administration (FDA) for an Investigational Device Exemption (IDE) application to initiate our multi-center pivotal study for the treatment of recurrent cutaneous Squamous Cell Carcinoma (SCC) using the Alpha DaRT. The clinical study has been approved to enroll up to 86 patients at up to 20 institutions in the U.S., in addition to any sites that may be added outside the U.S., and will focus on patients with recurrent cutaneous SCC who have failed at least first line standard of care therapy and are not indicated for another curative standard of care therapy.

•	First patient treated in a feasibility study evaluating the Alpha DaRT as a neoadjuvant therapy in patients with prostate cancer. This is the Company’s first patient treated with Alpha DaRT in an internal organ.

•	Alpha Tau was granted an active radioactive license for use and possession of Thorium-228 and Radium-224, radioactive materials which are utilized in the production of the Alpha DaRT sources, in the main manufacturing floor of the Company’s production facility in Jerusalem by the Israeli Ministry of Environmental Protection. This license should enable the Company to achieve a nearly 3x increase in production capacity, to yield approximately 90,000 Alpha DaRT sources per year.

•	First patients treated with Alpha DaRT in a French multicenter trial for skin cancer, which is currently being conducted at six cancer centers in France, on patients with malignant cutaneous lesions (including SCC, BCC, lentigo maligna melanoma, and carcinosarcoma), and is evaluating two cohorts: (1) newly diagnosed patients (up to 49 subjects), and (2) patients with locally recurrent disease (36 subjects). The primary effectiveness endpoint is the assessment of the overall response rate using RECIST criteria, 9 to 11 weeks after Alpha DaRT source insertion. Dr. Pascal Pommier is the principal investigator of this study.

•	Held an investor KOL event featuring Professor Michael Zelefsky and Dr. Mark D’Andrea to review clinical data and user experience with Alpha DaRT and to preview potential new indications for the technology. The event was held in New York on July 18, 2022 and a replay is available here and on the Alpha Tau website in the Investors section.

Upcoming Anticipated 2022 Milestones

•	Expecting first patient treated in U.S. multi-center pivotal trial in recurrent cutaneous SCC in the second half of 2022.

•	Targeting recruitment in the Canadian feasibility trial in pancreatic tumors to begin in the fourth quarter of 2022.

•	Planned submission of Alpha DaRT pivotal trial results in head and neck SCC to Japan’s regulatory authority, PMDA, in the coming months for marketing approval.

•	Targeting Health Canada approval for initiation of liver cancer feasibility trial by the end of 2022.

Financial results for the second quarter ended June 30, 2022

R&D expenses for the quarter ended June 30, 2022 were $5.4 million, compared to $3.0 million for the same period in 2021, primarily due to increased R&D headcount, costs associated with our U.S. multi-center pivotal study and other clinical studies, and increased share-based compensation costs.

Marketing expenses for the quarter ended June 30, 2022 were $0.1 million, compared to $0.1 million for the same period in 2021.

G&A expenses for the quarter ended June 30, 2022 were $2.4 million, compared to $0.4 million for the same period in 2021, primarily due to increased professional fees (including D&O insurance), share-based compensation, and costs (including bonuses) associated with our financing transaction in the first quarter of 2022.

Financial income, net, for the quarter ended June 30, 2022 was $6.0 million, compared to financial expense, net of $3.5 million for the same period in 2021, primarily due to the remeasurement of warrants.

For the quarter ended June 30, 2022, the Company had a net loss of $2.0 million, or ($0.03) per share, compared to a loss of $7.0 million, or ($0.17) per share, in the same period in 2021.

Balance Sheet Highlights

As of June 30, 2022, the Company had cash and cash equivalents, restricted cash and short term deposits in the amount of $112.8 million, compared to $31.9 million on December 31, 2021. The Company expects that this cash balance will be sufficient to fund operations for at least two years.

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including "anticipate," "being," "will," "plan," "may," "continue," and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau's current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau's ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau's limited operating history; (iii) Alpha Tau's incurrence of significant losses to date; (iv) Alpha Tau's need for additional funding and ability to raise capital when needed; (v) Alpha Tau's limited experience in medical device discovery and development; (vi) Alpha Tau's dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau's clinical studies to predict final study results; (viii) failure of Alpha Tau's early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau's ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau's Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau's exposure to patent infringement lawsuits; (xii) Alpha Tau's ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq's listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; (xix) impacts from the COVID-19 pandemic; and the other important factors discussed under the caption "Risk Factors" in Alpha Tau's annual report filed on form 20-F with the SEC on March 28, 2022, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau's views as of any date subsequent to the date of this press release.

Investor Relations Contact

IR@alphatau.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2022	2021
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$11,571	$23,236
Restricted cash	792	618
Short-term deposits	100,465	8,080
Prepaid expenses and other receivables	3,199	707

Total current assets	116,027	32,641

LONG-TERM ASSETS:
Long term prepaid expenses	207	2,028
Property and equipment, net	7,746	7,546

Total long-term assets	7,953	9,574

Total assets	$123,980	$42,215

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2022	2021
	Unaudited	Audited
LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Trade payables	$1,197	$1,203
Other payables and accrued expenses	1,567	3,202

Total current liabilities	2,764	4,405

LONG-TERM LIABILITIES:
Warrants liability	12,948	-
Warrants to Convertible Preferred shares	-	18,623

Total liabilities	15,712	23,028

Convertible preferred shares of no-par value per share – Authorized: 25,348,176 shares as of June 30, 2022 and December 31, 2021; Issued and outstanding: 0 and 13,739,186 shares as of June 30, 2022 and December 31, 2021, respectively	-	53,964

SHAREHOLDERS' EQUITY (DEFICIENCY):
Ordinary shares of no-par value per share – Authorized: 362,116,800 and 72,423,360 shares as of June 30, 2022 and December 31, 2021, respectively; Issued and outstanding: 68,575,397 and 40,528,913 shares as of June 30, 2022 and December 31, 2021, respectively	-	-
Additional paid-in capital	188,851	18,063
Accumulated deficit	(80,583)	(52,840)

Total shareholders' equity (deficiency)	108,268	(34,777)

Total liabilities, Convertible Preferred shares and shareholders' equity (deficiency)	$123,980	$42,215

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three months ended June 30,			Six months ended June 30,
	2022	2021		2022	2021

	Unaudited
Research and development, net	5,448	2,997		10,683	5,186

Marketing expenses	121	87		329	254

General and administrative	2,443	394		5,781	773

Total operating loss	8,012	3,478		16,793	6,213

Financial (income) expenses net	(6,019)	3,489		10,942	12,454

Loss before taxes on income	1,993	6,967		27,735	18,667

Tax on income	6	15		8	26

Net loss	1,999	6,982		27,743	18,693

Net comprehensive loss	1,999	6,982		27,743	18,693

Net loss per share attributable to Ordinary shareholders, basic and diluted	0.03	0.17		0.48	0.46

Weighted-average shares used in computing net loss per share attributable to Ordinary shareholders, basic and diluted	68,427,180	40,515,336	*)	58,023,875	40,512,967	*)

*)	Prior period results have been retroactively adjusted to reflect the 1: 0.905292 stock split effected on March 7, 2022.